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                                                                    EXHIBIT 99.8

                           CHAFFE & ASSOCIATES, INC.

April 8, 1999

The Board of Directors
D S I Toys, Inc.
1100 West Sam Houston Pkwy, North
Houston, TX 77043

Members of the Board:

     We understand that D S I Toys, Inc. (the "Company") proposes to enter into a Stock Purchase and Sale Agreement (the "Agreement") with the Martin Group (the "Buyer") upon the terms and subject to conditions set forth in the Agreement i) to sell to the Buyer for cash 566,038 shares of the common stock of the Company on the Initial Closing Date (as that term is defined in the Agreement) for a total purchase price of $1,200,000; and ii) to sell to the Buyer for cash 1,792,453 shares of the common stock of the Company on the Second Closing Date (as that term is defined in the Agreement) for a total purchase price of $3,800,000, subject to certain adjustments as further defined in the Agreement. The adjustments are dependent upon two issues: 1) the Company meeting certain working capital requirements at the Second Closing Date; and 2) the consummation of certain transactions resolving a dispute with the estate of the Company's former owner. If the Company is unable to resolve these issues favorably, then the adjustments may result in the issuance to the Buyer of up to an additional 140,000 shares of Company common stock at no additional cost. If the Company issues the maximum number of shares under the Agreement, the weighted average price per share of Company common stock to be sold in the proposed transactions will be $2.00 (the "Minimum Share Price"). Additionally, the Buyer will make a tender offer to purchase from stockholders 1,600,000 shares of common stock of the Company at a purchase price of $4.38 per share net to the seller in cash (the "Offer").

     You have asked our opinion as to whether on the date hereof, from a financial point of view, the Minimum Share Price is fair to the shareholders of the Company.

     Chaffe & Associates, Inc. ("Chaffe"), through our experience in the securities industry, investment analysis and appraisal, and in related corporate finance and investment banking activities, including mergers and acquisitions, corporate recapitalization, and valuations for corporate and other purposes, states that we are competent to provide an opinion as to the fairness of the Minimum Share Price. Nether Chaffe nor any of our officers or employees has an interest in the Company common stock. The fee received for the preparation and delivery of this opinion is not dependent or contingent upon the consummation of the proposed transactions.

     In connection with rendering our opinion, Chaffe, among other things: (i) reviewed a copy of the draft Agreement dated April 5, 1999 and the related draft Shareholders' and Voting Agreement dated April 6, 1999; (ii) reviewed and analyzed Company audited financial statements for the years ending January 31, 1995 through 1998 and internally prepared financial statements for the year ending January 31, 1999, as well as other financial and operating data concerning the Company prepared by its management, including budget projections dated as of March 24, 1999 for fiscal year 2000; (iii) reviewed and discussed the past and current operations, financial condition and prospects of the
Company with members of the Company's senior management; (iv) reviewed the reported prices and trading activity for the Company common stock; (v) reviewed and discussed the strategic rationale for the proposed transactions with members of the Company's senior management and with a representative of the Buyer; (vi) compared the financial performance of the Company and the prices and trading activity of the Company common stock with those of certain comparable publicly-traded companies and their securities; (vii) reviewed the financial terms of certain recent comparable business combinations in the toy industry specifically, and other industries generally; (viii) considered a number of valuation methodologies, including among others, a discounted cash flow analysis and a leveraged buyout model; and (ix) performance such other studies and analyses as Chaffe deemed appropriate to this opinion.
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The Board of Directors                                             April 8, 1999
D S I Toys, Inc.                                                         Page  2

     Five shareholders who are also members of the Board of Directors of the Company (collectively, the "DSI Group"), the Company and the Buyer propose to enter into the Shareholders' and Voting Agreement concurrently with the execution of the Agreement. Chaffe notes and has considered in our opinion that the proposed transactions in conjunction with the Shareholders' and Voting Agreement will result in a shift of control of the Company from the present management to the Martin Group.

     The Company has made no assurances that the issues relating to the issuance of additional shares of Company common stock can be resolved favorably. Therefore, for purposes of our analysis, Chaffe has assumed that the maximum number of shares contemplated under the Agreement will be issued at the Minimum Share Price.

     In our review, Chaffe relied, without independent verification, upon the accuracy and completeness of the historical and projected financial information and all other information reviewed by us for purposes of our opinion. Chaffe did not make or obtain an independent review of the Company's assets or liabilities, nor was Chaffe furnished with any such appraisals. With respect to the Company's projected financial results, Chaffe has assumed that they were reasonably prepared on bases reflecting the Company management's best currently available estimates and judgments of future financial performance. We have further relied upon the assurances of the management of the Company that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. This opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of the date hereof. Chaffe expresses no opinion on the tax consequences of the proposed transactions on the Company or its Shareholders.

     It is understood that this letter is for the information of the Board of Directors of the Company and may be included in its entirety in the Offer Documents, S.E.C. Schedule 14D-9 and the Proxy Statement. This letter may not be used for any other purposes without our prior written consent.

     Based upon and subject to the foregoing and based upon such other matters as we considered relevant, it is our opinion as of the date hereof, that from a financial point of view, the Minimum Share Price, subject to the other terms and conditions of the Agreement, is fair to the shareholders the Company.

                                            Very truly yours,

                                            CHAFFE & ASSOCIATES, INC.

                                              /s/ CHAFFE & ASSOCIATES, INC.

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